Unaudited Interim Financial Statements

1Q2026

Azul S.A.

2

AZUL S.A. Statements of financial position As of March 31, 2026 (Unaudited) and December 31, 2025 (In thousands of Brazilian reais – R$)

Assets	Note	March 31, 2026	December 31, 2025

Current assets

Cash and cash equivalents	6	2,088,030	991,644
Short-term investments	7	-	26,286
Accounts receivable	8	2,570,238	2,722,742
Inventories	9	974,973	972,532
Deposits	10	387,231	502,085
Taxes recoverable	11	209,817	208,354
Advances to suppliers	12	439,762	371,594
Other assets	13	557,917	508,289
Total current assets		7,227,968	6,303,526

Non-current assets

Accounts receivable	8	15,279	29,452
Deposits	10	2,372,436	2,377,624
Taxes recoverable	11	46,509	46,509
Deferred taxes	14	7,515,404	-
Other assets	13	412,327	447,480
Property and equipment	15	2,759,367	2,772,299
Right-of-use assets	16	9,285,185	10,125,024
Intangible assets	17	1,532,035	1,536,000
Total non-current assets		23,938,542	17,334,388

Total assets		31,166,510	23,637,914

The accompanying notes are an integral part of these unaudited interim financial statements.

3

AZUL S.A. Statements of financial position As of March 31, 2026 (Unaudited) and December 31, 2025 (In thousands of Brazilian reais – R$)

Liabilities	Note	March 31, 2026	December 31, 2025

Current liabilities

Loans and financing	18	1,068,827	13,783,259
Leases	19	2,496,798	3,353,501
Convertible debt instruments	20	-	88,996
Accounts payable	21	2,935,636	3,931,201
Airport taxes and fees	23	917,806	899,605
Air traffic liability, services and loyalty program	24	5,675,432	6,240,689
Salaries and social charges	25	527,298	533,713
Taxes payable	26	168,437	144,007
Provisions	27	474,128	374,141
Other liabilities	29	215,024	124,039
Total current liabilities		14,479,386	29,473,151

Non-current liabilities

Loans and financing	18	8,644,588	9,276,345
Leases	19	8,432,255	9,357,562
Convertible debt instruments	20	-	308,370
Accounts payable	21	161,496	948,543
Airport taxes and fees	23	688,253	711,032
Taxes payable	26	185,463	193,581
Provisions	27	1,340,162	1,400,534
Other liabilities		1,009,278	1,006,858
Total non-current liabilities		20,461,495	23,202,825

Equity	30

Issued capital		21,756,852	7,131,859
Unpaid capital		(71,034)	(71,034)
Advance for future capital increase		1,087	-
Capital reserve		3,208,509	(1,408,711)
Treasury shares		(1,433)	(1,433)
Other comprehensive income		4,903	4,903
Accumulated losses		(28,673,255)	(34,693,646)
		(3,774,371)	(29,038,062)

Total liabilities and equity		31,166,510	23,637,914

The accompanying notes are an integral part of these unaudited interim financial statements.

4

AZUL S.A. Statements of operations Quarters ended March 31, 2026 and 2025 (Unaudited) (In thousands of Brazilian reais – R$)

		Three-month periods ended
Description	Note	March 31, 2026	March 31, 2025

Passenger revenue		5,048,777	5,017,374
Other revenues		422,591	377,048
Total revenue	33	5,471,368	5,394,422

Aircraft fuel		(1,340,964)	(1,571,989)
Salaries and employee benefits		(710,830)	(707,882)
Shared-based incentive		(60,860)	(12,798)
Airport taxes and fees		(301,998)	(317,829)
Auxiliary services for air transport		(232,366)	(233,764)
Maintenance		(290,897)	(202,493)
Selling expenses		(254,646)	(245,810)
Depreciation and amortization		(654,408)	(815,237)
Insurance		(30,526)	(18,000)
Breakage – GUC		1,589,798	-
Restructuring costs - Chapter 11		(307,982)	-
Others		(917,916)	212,269
		(3,513,595)	(3,913,533)

Operating (loss) profit		1,957,773	1,480,889

Financial income		30,001	31,589
Financial expenses		(4,953,677)	(2,798,926)
Derivative financial instruments, net		-	204,868
Foreign currency exchange, net		1,472,767	2,735,210
Financial result	34	(3,450,909)	172,741

Profit (loss) before IR and CSLL		(1,493,136)	1,653,630

Current income tax and social contribution	14	(1,877)	(15)
Deferred income tax and social contribution	14	7,515,404	-

Profit for the quarter		6,020,391	1,653,615

Basic profit per common share – R$		22.86	3.86
Diluted profit per common share – R$		22.86	3.38

The accompanying notes are an integral part of these unaudited interim financial statements.

5

AZUL S.A. Statements of comprehensive income Quarters ended March 31, 2026 and 2025 (Unaudited) (In thousands of Brazilian reais – R$)

	Three-month periods ended
Description	March 31, 2026	March 31, 2025

Profit for the quarter	6,020,391	1,653,615
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Total comprehensive income	6,020,391	1,653,615

The accompanying notes are an integral part of these unaudited interim financial statements.

6

AZUL S.A. Statements of changes in equity Quarters ended March 31, 2026 and 2025 (Unaudited) (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Unpaid capital	AFAC (a)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

On December 31, 2025		7,131,859	(71,034)	-	(1,408,711)	(1,433)	4,903	(34,693,646)	(29,038,062)

Profit for the quarter		-	-	-	-	-	-	6,020,391	6,020,391
Total comprehensive income (loss)		-	-	-	-	-	-	6,020,391	6,020,391

Capital increase	30	14,624,993	-	1,087	-	-	-	-	14,626,080
Cost of issuing shares	31	-	-	-	(533,734)	-	-	-	(533,734)
Share-based incentive	32	-	-	-	60,861	-	-	-	60,861
Effect of fair value of shares issued (b)	30	-	-	-	5,090,093	-	-	-	5,090,093

On March 31, 2026		21,756,852	(71,034)	1,087	3,208,509	(1,433)	4,903	(28,673,255)	(3,774,371)

Description	Note	Issued capital	AFAC (a)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

On December 31, 2024		2,315,628	-	2,066,023	(4,334)	5,917	(34,818,504)	(30,435,270)

Profit for the quarter		-	-	-	-	-	1,653,615	1,653,615
Total comprehensive income (loss)		-	-	-	-	-	1,653,615	1,653,615

Capital increase	30	3,080,940	1,843	-	-	-	-	3,082,783
Share-based incentive	32	-	-	12,806	-	-	-	12,806
Effect of fair value of shares issued (b)	30	-	-	(2,765,066)	-	-	-	(2,765,066)

On March 31, 2025		5,396,568	1,843	(686,237)	(4,334)	5,917	(33,164,889)	(28,451,132)

(a)     Advance for future capital increase.

(b)      Difference between the issuance price and the fair value of the shares.

The accompanying notes are an integral part of these unaudited interim financial statements.

7

AZUL S.A. Statements of cash flows Quarters ended March 31, 2026 and 2025 (Unaudited) (In thousands of Brazilian reais – R$)

	Three-month periods ended
Description	March 31, 2026	March 31, 2025
Cash flows from operating activities
Profit for the quarter	6,020,391	1,653,615
Result reconciliation items
Depreciation and amortization	654,408	815,237
Derivative financial instruments, net	-	(204,868)
Share-based incentive	60,861	12,798
Foreign currency exchange, net	(1,451,665)	(2,764,220)
Financial result	757,587	2,555,191
Fair value adjustment on conversion into shares	5,090,093	-
Renegotiations – financial – Chapter 11	(856,970)	-
Renegotiations – operational – Chapter 11	(1,589,798)	-
Provisions, net	153,607	21,054
Recovery of expenses and write-offs of assets and liabilities	(16,707)	-
Result from modification of lease and provision	(81,160)	(1,231,075)
Result in the write-off of property and equipment, intangible assets and lease	(52,145)	39,609
Deferred income tax and social contribution	(7,515,404)	-
Result of sale and sale and leaseback	(1,936)	(1,798)
Reconciled result	1,171,162	895,543
Changes in operating assets and liabilities
Accounts receivable	257,428	(50,649)
Inventories	968	(19,437)
Deposits	32,660	(29,747)
Taxes recoverable	(574)	(27,701)
Derivative financial instruments, net	-	(25,259)
Other assets	28,623	(100,003)
Accounts payable	(851,659)	(311,169)
Airport taxes and fees	(38,787)	94,220
Air traffic liability, services and loyalty program	(587,361)	140,021
Salaries and social charges	12,244	29,460
Taxes payable	23,546	(41,123)
Provisions	(74,808)	(137,659)
Other liabilities	93,816	37,154
Total changes in operating assets and liabilities	(1,103,904)	(441,892)
Interest paid
Loans and financing	(56,603)	(360,034)
Lease	(38,838)	(163,953)
Convertible debt instruments	-	(133,073)
Others	(100,562)	(109,766)
	(196,003)	(766,826)

Net cash provided by operating activities	(128,745)	(313,175)
Cash flows from investing activities
Short-term investments	26,663	(103,495)
Cash received on sale of property and equipment	-	7,270
Sale and leaseback	69,320	2,387
Acquisition of property and equipment	(66,120)	(30,711)
Acquisition of capitalized maintenance	(29,754)	(97,630)
Acquisition of intangible assets	(42,758)	(15,989)
Net cash used by investing activities	(42,649)	(238,168)
Cash flows from financing activities
Loans and financing
Proceeds	7,057,427	3,093,825
Repayment	(7,588,195)	(1,924,165)
Costs	(80,133)	(315,190)
Leases	(781,281)	(1,033,147)
Capital increase	2,754,607	-
Advance for future capital increase	1,087	1,843
Net cash provided (used) by financing activities	1,363,512	(176,834)
Exchange rate changes on cash and cash equivalents	(95,732)	(21,135)
Increase (decrease) in cash and cash equivalents	1,096,386	(749,312)

Cash and cash equivalents at the beginning of the period	991,644	1,210,009
Cash and cash equivalents at the end of the period	2,088,030	460,697

The accompanying notes are an integral part of these unaudited interim financial statements.

8

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

1.   OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”), is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo and mail transportation, passenger charter, provision of maintenance and hangar services for aircraft, engines, parts and components, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity interests in other companies since the beginning of its operations on December 15, 2008.

Azul conducts its operations through its subsidiaries, primarily Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which are authorized by governmental authorities to operate airline services, and ATS Viagens e Turismo Ltda. (“Azul Viagens”), which provides tourism services.

The shares of Azul are traded on B3 and are currently suspended from trading on the New York Stock Exchange (“NYSE”) as a result of the voluntary financial reorganization process under Chapter 11 of the U.S. Bankruptcy Code. On February 20, 2026, the Company formally completed its emergence from the process upon fulfilling the conditions precedent set forth in the Reorganization Plan (“Plan”).

Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, State of São Paulo, Brazil.

1.1   Organizational structure

The Company’s organizational structure as of March 31, 2026 is as follows:

9

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

Listed below are the main activities in which Azul’s subsidiaries are engaged, including the respective equity interests.

					% equity interest
Company	Type of investment	Main activity	State	Country	March 31, 2026	December 31, 2025
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Equity holding in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Equity holding in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 3 LLC (Azul Finance 3)	Indirect	Aircraft financing	Delaware	USA	100%	-
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela 336 LLC (Canela 336)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	100%

(a)	Azul Finance 3 LLC was incorporated on February 24, 2026.

1.2	Seasonality

The Company’s operating revenues substantially depend on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays. Considering the distribution of fixed costs, this seasonality tends to cause variations in the operating results between periods of the fiscal year.

2.   GOING CONCERN

2.1   Management’s Representation

The Company’s unaudited interim financial statements has been prepared on a going concern basis, which assumes that the Company will continue to operate in the ordinary course of business and will be able to fulfill its obligations as they fall due.

Management has assessed the Company’s ability to continue as a going concern considering a minimum horizon of 12 months from the date of authorization for issue of these unaudited interim financial statements, including subsequent events occurring up to date.

10

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

In performing this assessment, the following factors were considered:

•	The business plan submitted to the Court;
•	The implementation of financial reorganization measures;
•	The effective completion of the reorganization process; and
•	Revised projections on cash flows and liquidity position.

Based on these analyses, despite the negative net working capital, Management concluded that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern in the foreseeable future, and that the use of the going concern assumption is appropriate.

2.2   Main events during the period

2.2.1 Completion of the Reorganization Process

On February 20, 2026, the Company formally completed its emergence from the voluntary financial reorganization process under Chapter 11 of the U.S. Bankruptcy Code upon fulfilling all conditions precedent set forth in the Plan confirmed by the court. In light of the effectiveness of such emergence (the “Plan Effective Date”), all binding effects of the Plan became legally and accounting effective.

The Plan implementation resulted in a significant transformation of the Company’s capital structure. Share capital reached R$21,757 million as of the emergence date, reflecting the conversion of debt into equity, the raising of new funds, and other transactions foreseen in the Plan.

The main financial effects arising from such process completion were:

•	Reduction of loans and financing balance, with the conversion of debt into equity, as approved under the Plan and disclosed in Note 18.2 – Reorganization;
•	Reduction of aircraft lease obligations and accounts payables; and
•	The raising of US$1.4 billion through a private placement of senior debt notes (Exit Notes).

2.2.2 Impacts of the Strait of Hormuz Conflict

Recent global developments related to the conflict in the Strait of Hormuz have contributed to a sharp increase in Brent crude oil prices, directly affecting fuel costs incurred by airlines. Management has been closely monitoring this geopolitical scenario, which continues to drive volatility in the international oil market and to significantly pressure operating costs across the sector. In response, measures have been adopted to preserve operational efficiency, including temporary adjustments to the route network, resources optimization and the intensification of initiatives with governmental authorities in pursuit of tax benefits to help mitigate the financial impacts arising from this scenario.

11

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

2.2.3 Reverse Stock Split

On March 25, 2026, the Company held a shareholders’ meeting to approve a reverse stock split at a ratio of 150,000 to 1. The reverse stock split became effective on April 20, 2026, when the shares began to be traded under ticker symbol AZUL3.

2.2.4 Changes in Management

On April 6, 2026, the Company announced that Mr. Alexandre Wagner Malfitani submitted his resignation from the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO), effective as of April 20, 2026. On the same date, the Company announced the appointment of Mr. Antônio Carlos Garcia to the positions of Vice President, Chief Financial Officer and Investor Relations Officer, effective as of April 20, 2026.

2.2.5 Recognition of deferred tax assets

Following the completion of the reorganization process under Chapter 11, Management concluded that there is convincing evidence that sufficient future taxable income will be available to allow the full utilization of tax loss carryforwards, and recognized deferred tax assets in the amount of R$7,515,404. Deferred tax assets were initially recognized as deferred tax income in the statement of operations for the period.

2.3     Net working capital and capital structure

As of March 31, 2026, the Company’s net working capital and equity position are as follows:

Description	March 31, 2026	December 31, 2025	Variation

Net working capital	(7,251,418)	(23,169,625)	15,918,207
Equity	(3,774,371)	(29,038,062)	25,263,691

The changes in net working capital and equity balances mainly derived from the reduction of the loans and financing balance with the conversion of debt into equity, and the capital increases made during the quarter. Additionally, equity was positively impacted by the recognition of deferred tax assets.

3.   MANAGEMENT’S REPRESENTATION, BASIS OF PREPARATION AND PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS

The Company’s unaudited interim financial statements for the period ended March 31, 2026 has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

12

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

This information does not include all requirements for the presentation of annual financial statements and is presented along with information and significant changes occurred during the period, without the level of detail of certain notes previously disclosed. In Management’s opinion, this presentation provides sufficient understanding of the Company’s financial position and performance during the unaudited interim period.

The Company’s unaudited interim financial statements has been prepared in Brazilian reais (R$), which is the functional and presentation currency. All currencies stated herein are expressed in thousands, unless otherwise stated.

The Company mainly operates through its aircraft and other assets that support flight operations, which comprise its cash-generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company’s unaudited interim financial statements requires Management to exercise judgments and make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. However, the uncertainty inherent in these judgments, estimates and assumptions may give rise to results that require significant adjustments to the carrying amounts of assets, liabilities, income and expenses in future years.

The unaudited interim financial statements has been prepared on a historical cost basis, except for investments accounted for under the equity method.

3.1   Approval and authorization for issue of the unaudited interim financial statements

These unaudited interim financial statements were approved and authorized for issue at the Board of Directors’ meeting held on May 5, 2026.

4.   MATERIAL ACCOUNTING POLICIES

The Company’s unaudited interim financial statements has been prepared in accordance with material accounting policies and practices, and estimate calculation methods adopted and presented in detail in the financial statements for the year ended December 31, 2025 disclosed on March 27, 2026 and, therefore, should be read together.

4.1   New and revised relevant accounting standards and interpretations

The following accounting standards will become effective as of January 1, 2027:

Standard	Description
IFRS 9	Review of the rules for classifying and measuring financial assets with variable and non-linear cash flows
IFRS 18	Replaces CPC 26 (R1) (IAS 1) and introduces changes in the presentation and disclosure of the Financial Statements.
IFRS 19	Disclosure of subsidiaries without public accountability
IAS 7 and IFRS 7	Increase transparency regarding liquidity risk and the maturities of financial instruments, loans and financing

13

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

5.   FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at the exchange rate prevailing at the transaction dates. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect at the end of the reporting period, and any differences resulting from currency translation are recorded under “Foreign currency exchange, net” in the statement of operations.

The exchange rates in Brazilian reais are as follows:

	Final exchange rates			Average exchange rates
Description	March 31, 2026	December 31, 2025	Variation %	March 31, 2026	March 31, 2025	Variation %

U.S. dollar	5.2194	5.5024	(5.1%)	5.2591	5.5855	(5.8%)
Euro	6.0117	6.4692	(7.1%)	6.1511	6.3094	(2.5%)

6.   CASH AND CASH EQUIVALENTS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Cash	381,481	196,061
Cash equivalents:
Bank Deposit Certificate – CDB	6,260	3,625
Repurchase agreements	256,205	333,223
Automatic application - DIP (a)	238,843	213,287
Automatic application (a)	1,202,741	-
Time Deposit (a)	1,202,741	245,448
Others	2,500	-
	2,088,030	991,644

(a)  Investments denominated in U.S. dollars.

7.   SHORT-TERM INVESTMENTS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Investment funds	-	26,286
	-	26,286

14

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

The movement of the allowance for losses is as follows:

Description	March 31, 2026 (Unaudited)

Balances at the beginning of the period	117,684

Write-offs	(117,684)

Balances at the end of the period	-

8.   ACCOUNTS RECEIVABLE

Description	March 31, 2026 (Unaudited)	December 31, 2025
Local currency

Credit card companies	1,706,380	1,957,920
Cargo and travel agencies	366,961	311,706
Loyalty program partners	233,784	146,035
Others	90,040	89,675

Total local currency	2,397,165	2,505,336

Foreign currency

Reimbursement receivable for contractual guarantees	104,901	104,901
Clearinghouse	26,348	46,060
Credit card companies	21,267	18,104
Reimbursement receivable for maintenance reserves	6,155	7,057
Others	55,459	93,551

Total foreign currency	214,130	269,673

Total	2,611,295	2,775,009

Provision for loss	(25,778)	(22,815)
Total net	2,585,517	2,752,194

Current	2,570,238	2,722,742
Non-current	15,279	29,452

In Brazil, credit card receivables are not exposed to the cardholder’s credit risk. The balances can be readily converted into cash, when necessary, through discounting arrangements with credit card companies.

During the quarter ended March 31, 2026, the Company collected in advance the amount of R$2,693,845 referring to accounts receivable from credit card companies, without recourse, at an average cost of 1.3% p.m. on the discounted amount, resulting in interest expense of R$96,237 (R$109,113 as of March 31, 2025).

15

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

Aging list of accounts receivable, net of allowances for losses:

Description	March 31, 2026 (Unaudited)	December 31, 2025

Not past due
Up to 90 days	1,559,723	1,333,233
91 to 180 days	408,624	642,072
181 to 360 days	426,431	507,918
Over 360 days	15,279	29,452
	2,410,057	2,512,675
Past due
Up to 90 days	52,083	103,562
91 to 180 days	9,187	21,668
181 to 360 days	31,214	39,775
Over 360 days	108,754	97,329
	201,238	262,334

Provision for loss	(25,778)	(22,815)
Total	2,585,517	2,752,194

Of the balance past due for more than 90 days, R$104,901 refers to reimbursements receivable from contractual guarantees due from aircraft manufacturers. The Company is currently holding discussions with these manufacturers.

Up to April 30, 2026, R$16,894 of the total past-due amount had been collected.

The movement in the allowance for losses is as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Balances at the beginning of the period	(22,815)	(27,724)
Additions	(4,181)	(9,832)
Reversals	1,218	5,730
Write-off of uncollectible amounts	-	2,183

Balances at the end of the period	(25,778)	(29,643)

9.   INVENTORIES

Description	March 31, 2026 (Unaudited)	December 31, 2025

Maintenance materials and parts	995,195	1,000,881
Flight attendant, uniforms and others	30,006	25,288
Provision for loss	(50,228)	(53,637)

Total net	974,973	972,532

16

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

The movement in the allowance for inventory losses is as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Balances at the beginning of the period	(53,637)	(53,553)
Movement, net	3,409	9,539

Balances at the end of the period	(50,228)	(44,014)

10.   DEPOSITS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Security deposits	763,635	807,590
Maintenance reserves	2,703,031	2,797,710

Total	3,466,666	3,605,300

Provision for loss	(706,999)	(725,591)

Total net	2,759,667	2,879,709

Current	387,231	502,085
Non-current	2,372,436	2,377,624

The movement in security deposits and maintenance reserves is as follows:

Description	Security deposits	Maintenance reserves	Total

On December 31, 2025	807,590	2,072,119	2,879,709

Additions	71,965	211,553	283,518
Returns	(78,618)	(21,531)	(100,149)
Provision movement	-	(18,457)	(18,457)
Use by the lessor	-	(138,858)	(138,858)
Foreign currency exchange	(37,302)	(108,794)	(146,096)

On March 31, 2026 (Unaudited)	763,635	1,996,032	2,759,667

17

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

The movement in the allowance for losses is as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Balances at the beginning of the period	(725,591)	(238,088)
Movements
Additions	(137,019)	(4,057)
Reversals	-	33,804
Utilization	118,562	23,211
	(18,457)	52,958

Foreign currency exchange	37,049	16,936

Balances at the end of the period	(706,999)	(168,194)

11.   TAXES RECOVERABLE

Description	March 31, 2026 (Unaudited)	December 31, 2025

PIS and COFINS	85,448	81,906
ICMS	67,505	68,707
Taxes withheld	113,065	109,938
Provision for loss	(10,767)	(10,767)
Others	1,075	5,079

	256,326	254,863

Current	209,817	208,354
Non-current	46,509	46,509

There was no movement in the allowance for losses during the quarter.

12.   ADVANCES TO SUPPLIERS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Local currency	186,282	152,533
Foreign currency	310,395	271,997
Provision for loss	(56,915)	(52,936)
	439,762	371,594

18

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

The movement in the allowance for losses is as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Balances at the beginning of the period	(52,936)	(69,273)
Additions	(12,099)	(13,701)
Reversals	8,120	5,505
Balances at the end of the period	(56,915)	(77,469)

13.   OTHER ASSETS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Insurance	106,403	135,307
Maintenance	468,955	523,068
Commissions	103,071	103,831
Vendor credits	142,911	58,586
Others	148,904	134,977
Total	970,244	955,769

Current	557,917	508,289
Non-current	412,327	447,480

19

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.1    Reconciliation of the effective tax rate

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Profit (loss) before IR and CSLL	(1,493,136)	1,653,630
Combined nominal tax rate	34%	34%
Taxes calculated at nominal rates	507,666	(562,234)

Adjustments to determine the effective rate
Deferred taxes	7,803,330	510,605
Non-taxable effect of the fair value measurement of convertible instruments	-	67,149
Permanent differences	(579,330)	(15,541)
Worldwide taxation	(287,926)	-
Others	69,787	6
	7,513,527	(15)

Current income tax and social contribution	(1,877)	(15)
Deferred income tax and social contribution	7,515,404	-

	7,513,527	(15)

Effective rate	-503.2%	0.0%

20

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

14.2    Breakdown of deferred income tax and social contribution

Description	December 31, 2025	Result	March 31, 2026 (Unaudited)

Deffered liabilities

Breakage	(326,206)	7,515	(318,691)
Foreign currency exchange	(4,425,099)	1,110,781	(3,314,318)
Leases	(3,442,508)	285,545	(3,156,963)
Others	(1,668)	-	(1,668)
Total	(8,195,481)	1,403,841	(6,791,640)

Deferred tax asset

Foreign currency exchange	3,282,391	(582,411)	2,699,980
Leases	4,321,762	(605,883)	3,715,879
Temporary provisions	939,334	(71,608)	867,726
Tax loss carryforwards and negative bases	8,787,950	1,945,891	10,733,841
Others	402,104	(78,743)	323,361
	17,733,541	607,246	18,340,787

Total	9,538,060	2,011,087	11,549,147

Total income tax and deferred social contribution	-	7,515,404	7,515,404

Total	9,538,060	(5,504,317)	4,033,743

Description	March 31, 2026 (Unaudited)	December 31, 2025

Tax losses and negative bases	31,570,122	25,846,911

Description	March 31, 2026 (Unaudited)	December 31, 2025

Tax loss (25%)	7,892,531	6,461,728
Negative social contribution bases (9%)	2,841,310	2,326,222
Deferred tax asset recognized	(7,515,404)	-
	3,218,437	8,787,950

14.3    Breakdown of deferred tax assets

For the recognition of deferred tax assets arising from temporary differences and tax loss carryforwards, the Company assesses the expected generation of future taxable income against which those temporary differences and tax loss carryforwards would be offset. Deferred tax assets and liabilities are offset when there is a legally enforceable right and the intent to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

21

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period of realization or settlement, pursuant to the prevailing legislation. No present value discounts are applied. Balances are reviewed at the end of each reporting period.

The combined tax rate applied is 34% comprising 25% of income tax (IRPJ) and 9% of social contribution (CSLL), in accordance with the Brazilian tax laws in effect. Tax losses can be carried forward indefinitely in Brazil; however, their annual offset is limited to 30% of taxable income for each period.

14.3.1	Recognition of deferred tax assets

The Company posted successive tax losses from 2021 to 2024, substantially arising from financial expenses generated by its high level of indebtedness, which is the reason the Company had not previously recognized deferred tax assets. However, upon completion of the Chapter 11 reorganization, Management identified the following evidence supporting the recognition of deferred tax assets:

•	Financial reorganization under Chapter 11: during the current quarter, the Company effectively completed its emergence from the financial reorganization plan before the United States Bankruptcy Court for the Southern District of New York. The plan was primarily intended to substantially reduce indebtedness and, consequently, financial expenses, which mainly resulted in historical tax losses; and

•	Financial projections: the business plan for the 2025–2045 period indicates the generation of sufficient taxable income. Projections are based on assumptions of revenue growth, route network and fleet optimization, as well as the reduction of financial expenses resulting from the reorganization.

Future taxable income projections have been prepared, approved and validated by the Company’s Management, and are consistent with the long-term business plan.

14.3.2	Disclosure of material uncertainties

In conformity with the applicable regulations, Management discloses the following material uncertainties regarding the recognition of deferred tax assets:

•	Macroeconomic volatility: the projections are sensitive to fluctuations in the BRL/USD exchange rates and in jet fuel prices, given the weight of these items in the aviation cost structure;

•	Annual offset limit and tax rates. Future changes in Brazilian tax legislation could impact tax offsetting; and

•	Long-term projections: the projection horizon involves uncertainties. Management reviews the projections at the end of each reporting period.

Based on the information available at the date of approval of these unaudited interim financial statements, Management considers that the positive evidence outweighs the negative evidence and supports the long-term business plan.

22

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

15.   PROPERTY AND EQUIPMENT

Description	Weighted average rate (p.a.)	December 31, 2025	Additions	Write-offs	March 31, 2026 (Unaudited)

Cost
Aircraft parts and equipment		2,452,342	55,723	(15,418)	2,492,647
Non-aircraft equipment		107,196	2,322	-	109,518
Aircraft, engines and simulators		301,734	54,046	(57,096)	298,684
Improvements		650,405	-	(51,450)	598,955
Maintenance		32,982	1,353	-	34,335
Others		29,085	-	-	29,085
Construction in progress		52,707	556	-	53,263
Advance payments for acquisition of aircraft		885,188	39,286	-	924,474
		4,511,639	153,286	(123,964)	4,540,961

Depreciation
Aircraft parts and equipment	8%	(1,168,239)	(50,120)	9,129	(1,209,230)
Non-aircraft equipment	10%	(73,883)	(2,693)	-	(76,576)
Aircraft, engines and simulators	8%	(199,054)	(5,746)	2,336	(202,464)
Improvements	8%	(251,924)	(13,372)	19,865	(245,431)
Maintenance	17%	(21,978)	(1,391)	-	(23,369)
Others	4%	(24,262)	(262)	-	(24,524)
		(1,739,340)	(73,584)	31,330	(1,781,594)

Total property and equipment, net		2,772,299	79,702	(92,634)	2,759,367

16.   RIGHT-OF-USE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2025	Additions	Write-offs	Modifica-tions	March 31, 2026 (Unaudited)

Cost
Aircraft, engines and simulators		16,871,616	199,579	(1,065,846)	(81,868)	15,923,481
Maintenance		2,966,123	103,934	(74,037)	-	2,996,020
Restorations		911,522	5,132	(19,816)	21,624	918,462
Others		385,757	6,285	(3,079)	1,153	390,116
		21,135,018	314,930	(1,162,778)	(59,091)	20,228,079

Depreciation
Aircraft, engines and simulators	8%	(9,023,486)	(325,874)	556,923	-	(8,792,437)
Maintenance	19%	(1,230,207)	(141,240)	34,023	-	(1,337,424)
Restorations	27%	(560,763)	(60,803)	18,421	-	(603,145)
Others	15%	(195,538)	(14,715)	365	-	(209,888)
		(11,009,994)	(542,632)	609,732	-	(10,942,894)

Right-of-use assets, net		10,125,024	(227,702)	(553,046)	(59,091)	9,285,185

23

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

17.   INTANGIBLE ASSETS

Description	Weighted average rate (p.a.)	December 31, 2025	Additions	Transfers	March 31, 2026 (Unaudited)

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	994,184	35,117	13	1,029,314
		2,022,148	35,117	13	2,057,278
		-	-	-	-
Amortization
Software	16%	(486,148)	(39,082)	(13)	(525,243)
		(486,148)	(39,082)	(13)	(525,243)

Total intangible assets, net		1,536,000	(3,965)	-	1,532,035

24

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

18.          LOANS AND FINANCING

Description	Average nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2025	Funding (–) costs	Debt into equity conversion	Payment of principal	Interest payment	Interest	Foreign currency exchange	Amortized cost	GUC	Restructuring effect	March 31, 2026 (Unaudited)

In foreign currency – US$

Senior notes – 2027	-	-	-	187,585	-	-	(2,336)	-	(7,049)	(10,304)	297	(168,193)	-	-
Senior notes – 2028	-	-	-	19,259	-	-	(183)	-	(772)	(1,053)	-	(17,251)	-	-
Senior notes – 2029	-	-	-	29,246	-	-	(280)	-	(981)	(1,606)	-	(26,379)	-	-
Senior notes – 2031	-	-	-	192,422	-	-	(1,493)	-	(6,134)	(10,562)	-	(174,233)	-	-
Senior notes 1L – 2028	-	-	-	6,348,705	-	(5,730,235)	-	-	(564,692)	(141,572)	-	-	87,794	-
Senior notes 2L – 2029	-	-	-	933,400	-	(845,232)	-	-	(80,293)	(20,814)	-	-	12,939	-
Senior notes 2L – 2030	-	-	-	2,133,376	-	(1,941,142)	-	-	(174,378)	(47,572)	-	-	29,716	-
DIP – 2026	-	-	-	9,594,861	115,359	(1,782,272)	(7,509,038)	(192,640)	192,737	(533,335)	114,328	-	-	-
Exit notes	9.9%	10.1%	Feb-31	-	7,046,801	-	-	-	107,693	(19,186)	4,469	-	-	7,139,777
Executed letters of credit	Sofr 3M + 3.0%	6.7%	Dec-29	1,376,106	20,901	-	(75,271)	(3,543)	(1,919)	(26,212)	-	(179,594)	(423,749)	686,719
Aircraft, engines and others	Sofr 1M + 4.6%	8.3%	Oct-26	646,364	-	-	-	(8,110)	7,908	(33,107)	-	-	-	613,055
	Sofr 3M + 2.6%	9.7%	Dec-27	220,330	-	-	(30,430)	(3,406)	3,111	(11,989)	1,469	-	-	179,085
	4.7%	4.7%	Dec-26	11,694	-	-	(6,056)	(532)	175	(590)	-	(428)	-	4,263

				21,693,348	7,183,061	(10,298,881)	(7,625,087)	(208,231)	(524,594)	(857,902)	120,563	(566,078)	(293,300)	8,622,899
In local currency - R$

Executed derivatives	-	-	-	38,241	-	-	-	-	-	-	-	(38,241)	-	-
Debentures	CDI + 3.0%	18.3%	Feb-31	658,473	-	-	-	(26,257)	10,249	-	-	(187,979)	-	454,486
Executed letters of credit	-	15.7%	Dec-35	669,542	-	-	-	-	(427,039)	-	-	(7,847)	401,374	636,030

				1,366,256	-	-	-	(26,257)	(416,790)	-	-	(234,067)	401,374	1,090,516

Total in R$				23,059,604	7,183,061	(10,298,881)	(7,625,087)	(234,488)	(941,384)	(857,902)	120,563	(800,145)	108,074	9,713,415

Current				13,783,259										1,068,827
Non-current				9,276,345										8,644,588

25

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

18.1	Debt amortization schedule

Description	March 31, 2026 (Unaudited)	December 31, 2025

2026	888,229	13,783,259
2027	554,200	187,397
2028	451,745	5,880,851
2029	468,070	970,121
After 2029	7,351,171	2,237,976
	9,713,415	23,059,604

Current	1,068,827	13,783,259
Non-current	8,644,588	9,276,345

18.2	Reorganization

18.2.1        Senior notes

In the first quarter of 2026, the Company completed the mandatory capitalization public offering of Senior Notes 1L – 2028 and Senior Notes 2L – 2029 and 2030, a key step in the Reorganization Plan. On January 6, 2026, the Board of Directors approved the conversion of the balance into capital increase in the amount of R$7,364,320, through the issuance of 18,227,719,034 common shares.

Additionally, the Company issued subscription warrants, which conversion gave rise to a capital increase amounting to R$1,152,289 through the issuance of 7,829,580,854,848 common shares.

Due to the difference between the par value and the fair value of the share on the conversion date, a loss of R$1,880,510 was recognized in line item “Fair value adjustments upon conversion into shares” in the statement of operations, with a corresponding entry in “Capital reserve”.

Due to the difference between the debt amount and the capital increase granted to creditors, a loss of R$130,449 was recognized in line item “Restructuring of loans and financing” in the statement of operations.

18.2.2 DIP 2026

In the first quarter of 2026, the Company completed the Equity Rights Offering (“ERO”) and converted into share capital the amount of R$1,782,272 through the issuance of 16,252,836,855,565 common shares.

18.2.3 GUC

Due to the emergence from Chapter 11, certain transactions were negotiated and will not be paid; therefore, the remaining balances amounting to R$800,145 were written off and the gains were recognized in line item “Loans – GUC – Chapter 11” in the statement of operations.

26

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

18.3	Relevant funding

18.3.1	Exit Notes

In the first quarter of 2026, the Company conducted a private offering and issued notes (“Exit Notes”) in the amount of R$7,196,439 (equivalent to US$1.4 billion), with costs of R$80,132, and an original issue discount (“OID”) of R$69,506, bearing interest equivalent to 9.9% per year, with semiannual interest payments and maturity in February 2031.

Due to the difference between the par value and the fair value of the shares on the conversion date, a loss of R$2,443,466 was recognized in line item “Fair value adjustments upon conversion into shares” in the statement of operations, with a corresponding entry in “Capital reserve”.

The Exit Notes are secured by receivables from Azul Fidelidade, Azul Viagens, and Azul Cargo, as well as brands, domains, other intellectual property assets, and equity interests in certain subsidiaries.

18.4	Covenants

The Company’s loan and financing agreements are subject to covenants, as follows:

Covenant related to:	Measurement indicators	Indicators needed to a measurement	Reached

Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion.	Reached

19.   LEASES

Description	March 31, 2026 (Unaudited)	December 31, 2025

Leases	10,929,053	12,532,206
Leases – Notes	-	178,857
	10,929,053	12,711,063

Current	2,496,798	3,353,501
Non-current	8,432,255	9,357,562

27

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

19.1	Leases

Description	Average remaining term	Weighted average rate p.a.	December 31, 2025	Additions	Modifications	Payments	Interest incurred	Write-offs	Foreign currency exchange	March 31, 2026 (Unaudited)

Lease without purchase option:
Aircraft, engines and simulators	8.1	17.7%	11,604,971	131,289	(54,276)	(744,285)	435,138	(369,047)	(601,852)	10,401,938
Others	5.3	16.8%	219,673	6,285	1,153	(42,818)	8,323	(2,833)	(3,867)	185,916
Lease with purchase option:
Aircraft, engines and simulators	6.2	10.5%	707,562	62,633	(151,875)	(33,016)	11,317	(218,923)	(36,499)	341,199

Total			12,532,206	200,207	(204,998)	(820,119)	454,778	(590,803)	(642,218)	10,929,053

Current			3,353,501							2,496,798
Non-current			9,178,705							8,432,255

28

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

19.2	Leases – Notes

Description	Average remaining term	Weighted average rate p.a.	December 31, 2025	Interest incurred	Write-offs	Foreign currency exchange	March 31, 2026 (Unaudited)

Financing with lessors – Notes	-	-	178,857	3,694	(172,742)	(9,809)	-
Total			178,857	3,694	(172,742)	(9,809)	-

19.3	Lease amortization schedule

Description	March 31, 2026 (Unaudited)	December 31, 2025

2026	2,034,441	3,601,304
2027	2,596,000	2,971,572
2028	2,513,309	2,767,084
2029	2,363,252	2,562,476
After 2029	10,027,164	10,781,388
Minimum lease payments	19,534,166	22,683,824

Financial charges	(8,605,113)	(10,151,618)
Present value of minimum lease payments	10,929,053	12,532,206

Current	2,496,798	3,353,501
Non-current	8,432,255	9,178,705

19.4	Schedule of amortization of leases – Notes

Description	March 31, 2026 (Unaudited)	December 31, 2025

2026	-	-
2027	-	-
2028	-	-
2029	-	-
After 2029	-	498,718
Minimum lease payments	-	498,718

Financial charges	-	(319,861)
Present value of minimum lease payments	-	178,857

Current	-	-
Non-current	-	178,857

29

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

20.	CONVERTIBLE DEBT INSTRUMENTS

Description	December 31, 2025	Interest incurred	Foreign currency exchange	Debt into equity conversion	March 31, 2026 (Unaudited)

In foreign currency – US$

Debentures	397,366	647,150	(6,745)	(1,037,771)	-
Total in R$	397,366	647,150	(6,745)	(1,037,771)	-

Current	88,996				-
Non-current	308,370				-

In the first quarter of 2026, the Company completed the mandatory conversion of debentures, pursuant to the Plan, which resulted in a capital increase amounting to R$1,037,771, through the issuance of 1,361,168,043,222 common shares.

Due to the difference between the par value and the fair value of the shares on the conversion date, a loss of R$766,117 was recognized in line item “Fair value adjustments upon conversion into shares” in the statement of operations, with a corresponding entry in “Capital reserve”.

In conformity with IFRS 9 – Financial Instruments, the Company concluded that the aforementioned transaction falls within the scope of derecognition of financial liabilities.

20.1	Schedule of debt amortization

Description	March 31, 2026 (Unaudited)	December 31, 2025

2025	-	-
2026	-	88,996
2028	-	308,370
	-	397,366

Current	-	88,996
Non-current	-	308,370

21.   ACCOUNTS PAYABLE

Description	March 31, 2026 (Unaudited)	December 31, 2025

Accounts payable	2,938,226	4,258,897
Accounts payable – Notes	-	494,293
GUC – Chapter 11	158,906	1,851,421
Breakage – GUC – Chapter 11	-	(1,724,867)
	3,097,132	4,879,744

Current	2,935,636	3,931,201
Non-current	161,496	948,543

30

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

Due to the emergence from the Chapter 11 process, the GUC breakage was reversed, and the amounts of R$1,589,798 and R$56,825 were recognized as a gain under “Suppliers – GUC – Chapter 11” and “GUC – Chapter 11” in the operating and financial income statements, respectively. The remaining balance reflects the obligations assumed under the agreement with the UCC (“Unsecured Creditors' Committee”).

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Changes in fair value	Conversion right debentures

On December 31, 2025	(6,448)

Write-offs	6,448

On March 31, 2026 (Unaudited)	-

In the first quarter of 2026, the mandatory conversion of debentures was completed, as resolved by debenture holders under the plan (note 20).

23.   AIRPORT TAXES AND FEES

Description	March 31, 2026 (Unaudited)	December 31, 2025

Tax transaction	930,129	926,051
Airport fees	377,326	351,591
Boarding fees	230,709	294,441
Other fees	67,895	38,554
	1,606,059	1,610,637

Current	917,806	899,605
Non-current	688,253	711,032

24.   AIR TRAFFIC LIABILITY, SERVICES AND LOYALTY PROGRAM

Description	March 31, 2026 (Unaudited)	December 31, 2025

Air traffic liability to be executed	2,763,867	3,207,735
Loyalty program to be executed	2,942,429	2,922,070
Travel packages to be executed	878,773	1,047,547
Air traffic cargo to be executed	27,690	22,768
Breakage	(937,327)	(959,431)
	5,675,432	6,240,689

31

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

25.   SALARIES AND BENEFITS

Description	March 31, 2026 (Unaudited)	December 31, 2025

Salaries and benefits	527,298	533,713
	527,298	533,713

26.	TAXES PAYABLE

Description	March 31, 2026 (Unaudited)	December 31, 2025

Tax transaction	224,337	226,141
Taxes withheld	94,263	84,753
Import taxes	11,127	10,210
Others	24,173	16,484
	353,900	337,588

Current	168,437	144,007
Non-current	185,463	193,581

27.	PROVISIONS

27.1	Breakdown of provisions
Description	Return of aircrafts and engines (a)	Tax, civil and labor risks	Post-employment benefit	Total

On December 31, 2025	1,507,285	257,176	10,214	1,774,675

Movements	681	109,477	38	110,196
Modifications	21,624	-	-	21,624
Write-offs	(1,382)	(73,426)	-	(74,808)
Interest incurred	58,391	1,200	235	59,826
Foreign currency exchange	(77,223)	-	-	(77,223)

On March 31, 2026 (Unaudited)	1,509,376	294,427	10,487	1,814,290

(a)  Notional discount rate of 17.9% p.a. (17.9% p.a. as of December 31, 2025).

32

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

27.2	Tax, civil and labor risks

The balances of lawsuits assessed as probable and possible losses are as follows:

	Probable loss		Possible loss
Description	March 31, 2026 (Unaudited)	December 31, 2025	March 31, 2026 (Unaudited)	December 31, 2025

Tax (a)	94,309	91,463	454,678	333,551
Civil	147,568	109,868	342,487	331,275
Labor	52,550	55,845	273,503	257,675
	294,427	257,176	1,070,668	922,501

(a)	The variation in possible loss derives from the lawsuit claiming the right to offset tax loss carryforwards.

28.	RELATED PARTIES

28.1	Expenses of key management personnel

The Company’s employees are entitled to profit sharing, which is contingent upon the achievement of certain annual goals. In turn, executive officers are entitled to bonuses based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing amount is recognized in profit or loss for the year in which the goals are achieved.

Key management personnel comprise the board members, the Executive Committee members and the officers. Expenses incurred and the respective charges, paid or payable, are as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Salaries and benefits	9,874	8,763
Post-employment benefit	174	174
Share-based incentive	60,785	11,262

	70,833	20,199

The share-based incentive plan considers the stock option plan, RSUs and phantom shares.

28.2	Guarantees and pledges

The Company has granted guarantees on real estate lease agreements for certain executive officers, and the total amount involved is immaterial.

28.3	Breeze

The Company signed sub-lease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by a member of Azul’s Board of Directors, based in the United States. The transaction was voted on and approved by 97% of Azul’s shareholders at the EGM (Extraordinary General Meeting) held in March 2020. Following good governance practices, the member did not participate in the voting.

33

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

As of March 31, 2026 and December 31, 2025, the Company does not have any outstanding balances with Breeze.

28.4	Azorra

In August 2022, the Company entered into aircraft and engine sales and leaseback agreements with entities of the Azorra Aviation Holdings LLC (“Azorra”) which became a related party following the election of a member of the Company’s Board of Directors to the position of independent member of Azorra’s Board of Directors.

The transactions with Azorra are described below:

Creditor	Debtor	Type of operation	March 31, 2026 (Unaudited)	December 31, 2025

ALAB	Azorra	Maintenance reserve	32,064	15,418
ALAB	Azorra	Security deposits	50,122	52,840
Azorra	ALAB	Leases	(267,048)	(295,954)

Revenue	Expense	Type of operation	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)
Azorra	ALAB	Interest incurred	11,440	41,667

28.5	Lilium

In August 2021, the Company announced plans for a strategic partnership with Lilium GmbH, a wholly-owned subsidiary of Lilium N.V. (“Lilium”), which became a related party as the Company’s controlling shareholder was elected independent member of Lilium’s Board of Directors. which became a related party following the election of a member of the Company’s Board of Directors to the position of independent member of Lilium’s Board of Directors.

As of March 31, 2026 and December 31, 2025, the Company does not have any outstanding balances with Lilium.

28.6	United

The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for passenger reaccommodation. As of March 31, 2026 and December 31, 2025, the balance is immaterial.

28.7	Airbus Brasil

The Company has agreements with Airbus Brasil Negócios Aeroespaciais Ltda. (“Airbus Brasil”), where a member of the Company’s Board of Directors serves as a consultant. As of March 31, 2026 and December 31, 2025, the balance is immaterial.

34

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

29.	OTHER LIABILITIES

Description	March 31, 2026 (Unaudited)	December 31, 2025

Lease liabilities	813,931	802,882
Accounts payable	336,316	252,534
Others	74,055	75,481
Total	1,224,302	1,130,897

Current	215,024	124,039
Non-current	1,009,278	1,006,858

30.	EQUITY

30.1	Share capital

The Company implemented a set of initiatives aimed at simplifying its capital structure, adjusting the number of outstanding shares and aligning with the best market practices. These initiatives include: (i) the reverse stock split, (ii) the unification of share classes, and (iii) adjustments arising from the financial reorganization.

During the first quarter of 2026, the Extraordinary General Meeting approved the conversion of all preferred shares into common shares at the ratio of 75 common shares for each preferred share. Effective beginning April 20, 2026, the reverse stock split was also approved at the ratio of 150,000 shares to 1.

Pursuant to the Company’s bylaws, each common share entitles its holder to one (1) vote.

The Company’s issued capital change is presented below:

	Value		Quantity
Description	Issued capital	AFAC	Common shares

On December 31, 2025	7,131,859	-	924,425,955

Capital increase	-	1,087	-
Conversion into shares – Senior notes (a)	7,364,320	-	18,227,719,034
Issuance of shares – Senior notes – Cash	77,231	-	191,157,495
Conversion into shares – Convertible debt instruments	1,037,771	-	1,361,168,043,222
Conversion into shares – Senior notes (a)	1,152,289	-	7,829,580,854,848
Issuance of shares – Senior notes – cash	6,336	-	43,051,894,357
Conversion into shares – DIP (a)	1,782,272	-	16,252,836,855,565
Issuance of shares – ERO – Cash	2,671,040	-	24,357,661,094,765
Issuance of shares – ERO – Capital reserve	533,734	-	4,867,209,733,570
On March 31, 2026 (Unaudited)	21,756,852	1,087	54,730,851,778,811

(a)  Conversion of debt into share capital.

35

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

The Company’s shareholding structure is presented below:

March 31, 2026 (Unaudited)
Shareholder	Common shares

Readystate Asset Management	8.8%
BlackBarn	8.1%
VR Global	5.2%
United Airlines Inc	8.7%
Others	69.2%
Total	100.0%

The Company is authorized, upon the Board of Directors’ resolution, to increase its share capital, regardless of any amendment to the bylaws, by the total amount of R$30,000,000. The Board of Directors will determine the issuance conditions, including price and payment terms.

30.2	Treasury shares

Description	Number of shares	Value	Average cost (in R$)

On December 31, 2025	88,679	1,433	16.16

On March 31, 2026 (Unaudited)	88,679	1,433	16.16

In March 2026, the share buyback plan for up to 1,368,270,610,967 common shares was approved, effective for an 18-month period, for the purpose of holding them in treasury for the subsequent fulfillment of obligations under the share-based incentive programs.

31.	EARNINGS PER SHARE

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Numerator
Profit for the quarter	6,020,391	1,653,615

Denominator
Weighted average number of common shares	263,368,368	427,880,825
Weighted average number of presumed conversions	28	436,824,192
Weighted average number of common shares that would have been issued the average share price at the market price	-	61,955,330

Basic profit per common share – R$	22.86	3.86
Diluted profit per common share – R$	22.86	3.38

36

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

In accordance with IAS 33 - Earnings per Share, the Company retrospectively presented earnings (loss) per share due to the conversion of preferred shares into common shares and the reverse stock split carried out in April 2026. Accordingly, the weighted average number of shares was adjusted for all reporting periods, with no impact on profit, affecting only the denominator of the earnings per share calculation.

32.	SHARE-BASED INCENTIVE

During the first quarter of 2026, the creation of the first program under the new restricted stock grant plan (“MIP”) was approved, with a grant of 552,836,886,655 shares and an immediate vesting period.

The movement in the plans is as follows:

	Number of shares
Description	Stock option plan	RSU	Phantom shares	MIP	Total

On December 31, 2025	8,836,830	535,796	98,166	-	9,470,792

Granted	-	-	-	552,836,886,655	552,836,886,655
Exercised	-	-	-	(182,436,172,596)	(182,436,172,596)
Canceled	(5,079,988)	(46,050)	(19,028)	-	(5,145,066)

On March 31, 2026 (Unaudited)	3,756,842	489,746	79,138	370,400,714,059	370,405,039,785

Expenses on the share-based incentive plans are shown below:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Stock option plan	-	11,366
RSU	247	1,440
Phantom shares	-	(8)
MIP	60,614	-

	60,861	12,798

32.1	Assumptions

32.1.1      Stock option plan

Grant	Exercise price (in R$)	Everage fair value (in R$)	Volatility	Expected dividend	Average rate of return	Exercise rate per tranche	Remaining term (in years)	Purchasing period up to (years)	Options granted	Options outstanding	Options available
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	72,166	72,166
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	74,244	74,244
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	103,578	103,578
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	224,155	224,155
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	0.6	4.0	1,774,418	382,337	382,337
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	-	3.0	1,514,999	373,698	373,698
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	2,074,126	2,074,126
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	1.2	4.0	1,800,000	181,468	181,468
									21,547,866	3,756,842	3,756,842

37

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

32.1.2      RSU

Grant	Exercise rate per tranche	Fair value (in reais)	Remaining term (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2021	25.0%	42.67	-	4.0	300,000	-
July 7, 2022	25.0%	11.72	0.5	4.0	335,593	13,175
July 7, 2022	25.0%	11.72	0.5	4.0	671,186	36,834
July 7, 2023	25.0%	19.32	1.2	4.0	500,000	54,540
October 23, 2024	25.0%	5.48	2.5	4.0	671,502	258,399
December 13, 2024	25.0%	4.17	2.7	4.0	335,751	126,798
					2,814,032	489,746

32.1.3      Phantom shares

Grant	Exercise price (in R$)	Everage fair value (in R$)	Volatility	Expected dividend	Average rate of return	Exercise rate per tranche	Remaining term (in years)	Purchasing period up to (years)	Options granted	Options outstanding	Options available
August 7, 2018	20.43	0.00	92.%	-	14.%	25.0%	-	4.0	707,400	34,492	34,492
April 30, 2020	10.35	0.01	92.%	-	14.%	33.3%	-	3.0	3,250,000	30,696	30,696
April 30, 2020	10.35	0.04	87.9%	-	13.9%	25.0%	-	4.0	1,600,000	12,520	12,520
August 17, 2021	33.99	0.01	84.9%	-	13.8%	25.0%	-	4.0	580,000	1,430	1,430
									6,137,400	79,138	79,138

32.1.4      MIP

Grant	Fair value (in reais)	Remaining term (in years)	Purchasing period up to (years)	Total granted	Total not exercised

March 26, 2026	0.000109656646388772	-	-	552,836,886,655	370,400,714,059

33.	SALES REVENUE

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Passenger revenue	5,049,523	5,018,203
Other revenues	451,959	407,497
Total	5,501,482	5,425,700

Taxes levied
Passenger revenue	(746)	(829)
Other revenues	(29,368)	(30,449)
Total taxes	(30,114)	(31,278)

Total revenue	5,471,368	5,394,422

38

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

Revenues by geographical location are as follows:

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Domestic revenue	4,374,855	4,305,753
Foreign revenue	1,096,513	1,088,669
Total revenue	5,471,368	5,394,422

34.	FINANCIAL RESULT

	Three-month periods ended
Description	March 31, 2026 (Unaudited)	March 31, 2025 (Unaudited)

Financial income
Interest on short and long-term investments	14,626	24,713
Others	15,375	6,876
	30,001	31,589
Financial expenses
Interest on loans and financing (a)	941,384	(459,607)
Interest on lease	(458,472)	(673,360)
Interest on convertible instruments	(647,150)	(86,328)
Interest on accounts payable	(39,106)	(139,277)
Interest on airport taxes and fees	(38,533)	(3,652)
Interest on provisions	(59,826)	(54,150)
Interest on factoring credit card receivables	(96,237)	(109,113)
Amortized cost of loans and financing	(120,563)	(27,179)
Financial operations cost	(66,622)	(39,453)
Fair value of the TAP Bond	-	(31,429)
Restructuring of loans and financing	(108,074)	(552,073)
Fair value adjustment on conversion into shares	(5,090,093)	-
Loans – GUC – Chapter 11	800,145	-
Accounts payables – GUC – Chapter 11	56,825	-
Restructuring of convertible debentures	-	(334,599)
Other restructuring costs	-	(215,618)
Others	(27,355)	(73,088)
	(4,953,677)	(2,798,926)

Derivative financial instruments, net	-	204,868

Foreign currency exchange, net	1,472,767	2,735,210

Financial result, net	(3,450,909)	172,741

(a)	During the first quarter of 2026, upon the emergence from Chapter 11, the Company recognized gains on the reversal of interest on loans and financing.

39

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

35	RISK MANAGEMENT

The fair value hierarchy of the Company’s financial instruments, as well as the comparison between carrying amount and fair value, are identified below:

			Book value		Fair value
Description	Note	Level	March 31, 2026 (Unaudited)	December 31, 2025	March 31, 2026 (Unaudited)	December 31, 2025

Liabilities
Loans and financing	18	-	(9,713,415)	(23,059,604)	(9,179,692)	(24,248,794)
Convertible debt instruments – conversion right	20	2	-	(6,448)	-	(6,448)

Financial instruments whose fair value approximates their carrying amount, based on specific conditions, mainly due to the short-term maturity, were not disclosed.

35.1       Market risks

35.1.1  Interest rate risk

Arises from the possibility of unfavorable fluctuations to which the Company’s cash flows are exposed.

35.1.2  Interest rate risk

35.1.2.1  Sensitivity analysis

As of March 31, 2026, the Company held assets and liabilities pegged to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact on positions involving amounts exposed to such fluctuations was considered:

	Exposure to CDI		Exposure to SOFR
Description	Rate p.a.	March 31, 2026 (Unaudited)	Weighted Rate (p.a.)	March 31, 2026 (Unaudited)

Exposed assets (liabilities), net	14.7%	(191,780)	3.7%	(1,858,136)

Effect on profit or loss

Interest rate devaluation by -10%	13.2%	3,029	3.3%	6,827
Interest rate devaluation by -25%	11.0%	7,574	2.8%	17,069
Interest rate appreciation by 10%	16.1%	(3,029)	4.0%	(6,827)
Interest rate appreciation by 25%	18.3%	(7,574)	4.6%	(17,069)

35.1.2.2 Aircraft fuel price risk (“QAV”)

Arises from the possibility of unfavorable fluctuations to which the Company’s cash flows are exposed.

40

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

35.1.2.3  Sensitivity analysis

The following table illustrates the sensitivity analysis of fluctuations in the prices of QAV liters:

	Exposure to price
Description	Price (a)	March 31, 2026 (Unaudited)

Aircraft fuel	4.1	(1,340,964)

Effect on profit or loss

Devaluation by -10%	3.7	134,096
Devaluation by -25%	3.1	335,241
Appreciation by 10%	4.5	(134,096)
Appreciation by 25%	5.1	(335,241)

(a)	Average price per liter.

35.2       Foreign exchange risk

Foreign exchange risk arises from the possibility of unfavorable fluctuations in exchange rates to which the Company’s cash flows are exposed.

The exposure to the main foreign exchange fluctuations is as follows:

	Exposure to US$		Exposure to €
Description	March 31, 2026 (Unaudited)	December 31, 2025	March 31, 2026 (Unaudited)	December 31, 2025

Assets
Cash and cash equivalents	1,277,661	560,717	12,521	12,237
Accounts receivable	207,649	217,266	4,142	11,469
Deposits	2,499,304	2,588,149	78,842	74,253
Other assets	147,582	60,905	43,867	29,464
Total assets	4,132,196	3,427,037	139,372	127,423

Liabilities
Loans and financing	(8,668,419)	(21,818,077)	-	-
Leases	(10,806,105)	(12,583,452)	-	-
Convertible debt instruments	-	(397,365)	-	-
Accounts payable	(1,275,001)	(2,847,888)	(4,644)	(1,516)
Airport taxes and fees	(3,483)	(2,203)	-	-
Provisions	(1,509,376)	(1,507,285)	-	-
Other liabilities	(3,271)	(138)	(83)	(84)
Total liabilities	(22,265,655)	(39,156,408)	(4,727)	(1,600)

Net exposure	(18,133,459)	(35,729,371)	134,645	125,823

Net exposure in foreign currency	(3,474,242)	(6,493,416)	22,397	19,450

41

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

35.2.1	Sensitivity analysis

	Exposure to US$		Exposure to €
Description	Closing rate	March 31, 2026 (Unaudited)	Closing rate	March 31, 2025 (Unaudited)

Exposed assets (liabilities), net	5.2	(18,133,459)	6.0	134,645

Effect on profit or loss

Foreign currency devaluation by -10%	4.7	1,813,346	5.4	(13,465)
Foreign currency devaluation by -25%	3.9	4,533,365	4.5	(33,661)
Foreign currency appreciation by 10%	5.7	(1,813,346)	6.6	13,465
Foreign currency appreciation by 25%	6.5	(4,533,365)	7.5	33,661

35.3	Credit risk

Credit risk is inherent to the Company’s operating and financial activities and is primarily associated with cash and cash equivalents, accounts receivable, security deposits and maintenance reserves.

Credit limits are established for customers based on internal credit rating and risk analysis criteria. The carrying amounts of these assets substantially represent the Company’s maximum exposure to credit risks.

Accounts receivable are continuously monitored and, where applicable, allowances for expected credit losses are recognized in accordance with the Company´s accounting policy.

The Company’s cash and cash equivalents are held mostly with financial institutions whose creditworthiness is periodically monitored.

35.4    Liquidity risk

As of March 31, 2026, the main financial liabilities mature as follows:

Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	9,713,415	14,001,099	1,073,021	12,535,769	392,309
Leases	10,929,053	19,534,166	2,688,556	11,748,934	5,096,676
Accounts payable	3,097,132	3,144,277	2,960,233	177,842	6,202
Airport taxes and fees	1,606,059	2,199,762	941,847	582,169	675,746
On March 31, 2026 (Unaudited)	25,345,659	38,879,304	7,663,657	25,044,714	6,170,933

35.5    Capital management

The Company seeks capital alternatives with a view to meeting its operating needs and achieving a capital structure that it considers appropriate for finance costs and the maturity of the funding and related collaterals. The Company’s Management continually monitors its net indebtedness.

42

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

36	NON-CASH TRANSACTIONS

Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Capital increase	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Execution of letters of credit	Total

Accounts receivable	-	-	-	-	100,149	-	(5,017)	7,937	-	-	-	103,069
Deposits	-	-	-	-	76,565	-	-	(20,294)	-	-	20,901	77,172
Property and equipment	87,165	-	-	-	-	-	-	-	-	-	-	87,165
Right-of-use assets	-	74,180	-	-	-	-	-	205,864	5,132	(140,251)	-	144,925
Intangible assets	-	-	(7,641)	-	-	-	-	-	-	-	-	(7,641)
Other assets	-	-	-	46,160	-	-	-	-	-	-	-	46,160
Loans and financing	-	-	-	-	-	11,336,653	-	-	-	-	(20,901)	11,315,752
Leases	-	-	-	-	-	-	-	(200,207)	-	161,876	-	(38,331)
Accounts payable	(87,165)	(74,180)	7,641	(46,160)	(176,714)	-	5,017	6,700	-	-	-	(364,861)
Provisions	-	-	-	-	-	-	-	-	(5,132)	(21,625)	-	(26,757)
Equity	-	-	-	-	-	(11,336,653)	-	-	-	-	-	(11,336,653)
On March 31, 2026 (Unaudited)	-	-	-	-	-	-	-	-	-	-	-	-

Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Shares issued at fair value	Lease Modifications	Transfers	Total

Accounts receivable	-	-	-	-	5,014	(50,812)	(116,597)	(6,841)	-	-	-	-	(169,236)
Deposits	-	-	-	-	132,848	-	-	-	-	-	-	-	132,848
Property and equipment	205,666	-	-	-	-	-	-	-	-	-	-	-	205,666
Right-of-use assets	-	310,416	-	-	-	-	-	208,170	109,597	-	(630,163)	-	(1,980)
Intangible assets	-	-	49,400	-	-	-	-	-	-	-	-	-	49,400
Other assets	-	-	-	71,882	-	-	-	-	-	-	-	-	71,882
Loans and financing	(103,136)	(214,776)	-	-	-	-	-	-	-	-	-	-	(317,912)
Leases	-	-	-	-	-	50,812	-	(201,329)	-	308,266	194,023	155,250	507,022
Accounts payable	(102,530)	(95,640)	(49,400)	(71,882)	(137,862)	-	116,597	-	-	7,608	-	(155,250)	(488,359)
Provisions	-	-	-	-	-	-	-	-	(109,597)	-	436,140	-	326,543
Equity	-	-	-	-	-	-	-	-	-	(315,874)	-	-	(315,874)
On March 31, 2025 (Unaudited)	-	-	-	-	-	-	-	-	-	-	-	-	-

43

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

37    COMMITMENTS

37.1	Aircraft acquisition

Through agreements with manufacturers and lessors, the Company has undertaken to acquire certain aircraft, as follows:

Description	March 31, 2026 (Unaudited)	December 31, 2025

Lessors	13	9
Manufacturers	52	52
	65	61

The amounts reported below are discounted to present value using the weighted discount rate applicable to leases, equivalent to 17.4% (18.4% as of December 31, 2025), and do not necessarily represent cash outflows, since the Company assesses the use of financing arrangements to fulfill such commitments.

Description	March 31, 2026 (Unaudited)	December 31, 2025

2026	1,301,318	1,297,521
2027	1,053,567	978,011
2028	910,004	836,170
2029	2,423,326	2,344,423
After 2029	5,694,070	5,419,765
	11,382,285	10,875,890

37.2	Letters of credit

The letters of credit currently used by the Company for the following purposes are described below:

	March 31, 2026 (Unaudited)		December 31, 2025
Description	R$	US$	R$	US$

Security deposits and maintenance reserve and others	25,896	4,961	50,816	9,235
	25,896	4,961	50,816	9,235

44

AZUL S.A. Notes to the unaudited interim financial statements March 31, 2026 (In thousands of Brazilian reais – R$, unless otherwise stated)

38    SUBSEQUENT EVENTS

On April 15, 2026, in connection with the material fact disclosed on February 19, 2026, the Board of Directors ratified and approved the final number of subscription warrants for common shares.

On April 20, 2026, the reverse stock split approved at an Extraordinary General Meeting became effective, at a ratio of 150,000 old shares to 1 new share. The reverse stock split did not change the Company’s share capital but proportionally reduced the total number of outstanding shares. On the same date, the share classes were unified, with the cancellation of preferred shares and the adoption of a single class of common shares. As from that date, the shares have been traded exclusively under the ticker symbol AZUL3.

45